Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

A.	Operating Results.

General

The following discussion should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the period ended September 30, 2012 and the notes thereto (the “Interim Financial Statements”) included as Exhibit 99.1 to this Report on Form 6-K. The Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

1.         Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We are an electricity investment company that owns and operates electric power generation, transmission, and distribution companies in Chile, Argentina, Brazil, Colombia and Peru. Most of our revenues, income and cash flows come from the operations of our subsidiaries, jointly-controlled companies and associates in these five countries.

Factors such as hydrological conditions, fuel prices, regulatory developments, extraordinary actions adopted by government authorities, and economic conditions in each country in which we operate, materially affect our financial results. In addition, the results from operations and financial condition are affected by variations in exchange rates between the peso and the currencies of the other four countries in which we operate. These exchange variations may have an important impact in the consolidation of the results of our companies outside Chile. Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our portfolio strategy allows the impact of significant changes in one country to be sometimes offset by opposing changes in other countries, or within our two segments, leading to no significant impacts on consolidated figures. The impact of these factors on us, for the periods covered by the Interim Financial Statements, is discussed below.

a.         Generation Business

A substantial part of our generation business depends on hydrological conditions prevailing in the countries where we operate, although only extreme hydrological conditions materially affect our operating results and financial condition. In terms of installed capacity for each of the nine months ended September 30, 2012 and 2011, our consolidated installed capacity has been 58% hydroelectric. Consolidated hydroelectric capacity was 8,666 MW for the same periods.

Hydrological conditions in 2012 and 2011 have adversely impacted our financial condition and results of operations. Hydroelectric generation was 26,981 GWh as of September 30, 2012 and 23,152 GWh as of September 30, 2011. The higher hydroelectric generation in 2012 was associated with better conditions in most of the countries, except Peru, as compared to 2011. Consolidated operating income was Ch$1,127 billion for the first nine months of 2012 and Ch$1,199 billion for the first nine months of 2011.

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Our thermal generators burn natural gas, LNG, coal or diesel. We can offset the effect of low hydrology (reservoir levels, rain and snow) in the geographical areas where we operate our plants by thermal generation and purchases. Our thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our commitments. In addition, given industry structure and the percentage of hydroelectric generation capacity in the countries where we operate, when hydrology is low, electricity prices generally increase.

Operating costs associated with thermal generation and energy purchases are higher than the variable cost of hydroelectric generation in normal hydrological conditions. The cost of thermal generation does not directly depend on hydrology but instead on global commodity prices. However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of low hydrology on operating results depends on the resulting movement in electricity prices in the market, the severity of the impact of hydrological conditions on our hydroelectric generation, our cost of thermal generation and the need for energy purchases. The effect of low hydrology on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to an insignificant impact on operating results.

b.         Regulatory Developments

The regulatory frameworks governing our business in the five countries where we operate have a material effect on our results from operations. In particular, regulators set (i) generation tariffs taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, and (ii) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Value Added from Distribution,” or VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow such companies to obtain a return on their investments. The earnings of our electricity subsidiaries are determined to a large degree by government regulators, mainly through the tariff setting process.

Over the next few years, ordinary tariff revisions will continue in each country. For example, during 2013 and 2014 the tariffs of Codensa and Cundinamarca in Colombia will be reviewed. In 2014, the tariffs of Ampla in Brazil and of sub-transmission in Chile will be reviewed. In 2015, Coelce’s tariff will be reviewed. In 2016, the tariffs of distribution in Chile will be reviewed. In 2017, Edelnor’s tariff in Peru will be reviewed. Naturally, each of them presents its own particularities and challenges. In growth zones like South America, tariff revisions seek to capture economies of scale according to this growth. Provided results are achieved in this line therefore, continuity in terms of tariff recognition is maintained.

In Brazil, recent regulatory changes include the adoption of Provisional Resolution 579 of the Brazilian National Electrical Energy Agency (Agéncia Nacional de Energia Elétrica or “ANEEL”) and Law 12,783, which regulate the renewal and extension of generation, transmission and distribution concessions that expire between 2015 and 2017. Endesa Brasil is not affected directly by these regulatory changes as the terms of its concessions expire later than 2017.

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c.         Economic Conditions

Macroeconomic conditions in the countries in which we operate have a significant effect on our operating results. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases. Other macroeconomic factors such as the variation of the local currency against the U.S. dollar in the countries where we operate may impact our results from operations, as well as assets and liabilities, depending on the percentage denominated in U.S. dollars. For example, a devaluation of local currencies against the U.S. dollar increases the cost of capital expenditure plans.

Economic Growth and Electricity Demand

For 2012, economic growth moderated in the countries in which we operate, due to the crisis in the Euro zone and a weak economic recovery in the United States. However, South America showed resilience to the global threats and performed better than the developed world. According to the IMF’s October 2012 World Economic Outlook, the estimated 2012 GDP growth for South America was 2.9%, driven by many of South America’s commodity exporters—particularly Chile, Peru and Colombia—all of which were expected to have grown in the range of 4% to 6% in 2012. However, Brazil’s growth in 2012 was lower than expected, which is an important cause of the weaker regional growth performance.

Overall electricity demand increased in 2012, principally due to the favorable economic situation in most of the countries in which we operate. The GDP and electricity growth rate are included in the following table:

	2012		2011
	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)

Chile (1)	5.0	5.7	5.9	6.1
Argentina	2.6	3.7	8.9	5.5
Colombia	4.3	3.7	5.9	1.2
Brazil	1.5	4.4	2.7	3.3
Peru	6.0	6.3	6.9	7.9

Source: GDP growth data was obtained from the World Economic Outlook (October 2012) of the International Monetary Fund (IMF) and correspond to real growth for 2011 and an estimate for 2012 Electricity demand growth data was obtained from sales reported by the CDEC (Centro de Despacho Económico de Carga) to the CNE (Comisión Nacional de Energía) in the case of Chile, from electricity demand reported by CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico) in the case of Argentina, from total demand of the SIN (Sistema Interconectado Nacional) reported by the XM Compañía de Expertos en Mercado in the case of Colombia, from energy charges reported by the ONS (Operador Nacional do Sistema Elétrico) in the case of Brazil, and from monthly reports of tariffs and the electricity market reported by Osinergmin (Organismo Supervisor de la Inversión en Energía y Minería) in the case of Peru and correspond to the nine months ended September 30, 2012 and 2011.

(1)         Electricity demand growth includes growth in the Chilean central interconnected electric system (Sistema Interconectado Central, or SIC) and the Chilean interconnected electric system in northern Chile (Sistema Interconectado del Norte Grande, or SING).

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Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we have operations may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities existing in the period and also the translation of financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso.

As of September 30, 2012, we had total consolidated indebtedness of US$7.1 billion, of which 29.5% was denominated in U.S. dollars, 25.3% in Colombian pesos, 17.8% in Brazilian reais, 18.5% in Chilean pesos, 6.4% in Peruvian soles, and 2.5% in Argentine pesos.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the periods indicated.

	Local Currency U.S Dollar Exchange Rates as of September 30,

	2012		2011
	Average	Closing	Average	Closing
Chile (Chilean peso per dollar)	489.65	473.77	474.35	521.76
Argentina (Argentine peso per dollar)	4.47	4.69	4.09	4.20
Colombia (Colombian peso per dollar)	1,795.09	1,800.52	1,822.30	1,915.10
Brazil (reais per dollar)	1.92	2.03	1.63	1.85
Peru (sol per dollar)	2.66	2.6	2.77	2.77

Sources: Central Bank of each country.

d.         Critical Accounting Policies

The Financial Information Communication, Section 501.1 encourages all companies to include an analysis of critical accounting policies or the methods used in the preparation of the financial statements. Critical accounting policies are defined as those that reflect judgments and significant uncertainties which would potentially result in materially different results under different assumptions and conditions. Our critical accounting policies with respect to the preparation of our financial statements under IFRS are limited to those described in our Annual Report on Form 20-F for the year ended December 31, 2011, as amended (the “2011 Form 20-F”). For further detail of the accounting policies and the methods used in the preparation of the financial statements, see Notes 2 and 3 to the Interim Financial Statements.

2.         Results of Operations for the Nine Months ended September 30, 2012 and 2011

For the nine months ended September 30, 2012, operating income decreased 6.0%, from Ch$1,199.4 billion for the nine months ended September 30, 2011 to Ch$1,127.0 billion in the current period. This decrease of Ch$72.4 billion was attributable primarily to the effects of the drought which has affected the generation business in Chile for more than three years, a situation that began to improve slightly during the second half of 2012.

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Revenues

Generation and Transmission Business

The following table sets forth the physical electricity sales of our subsidiaries and their corresponding changes for the periods of nine months ended September 30, 2012 and 2011.

Generation Business	Physical sales during
	Nine months ended September 30,
	2012	2011	Change	% Change
	(GWh)
Endesa Chile (Chile) (1)	15,981	15,697	284	1.8%
Endesa Costanera (Argentina)	6,687	7,158	(471)	(6.6%)
El Chocón (Argentina)	2,603	2,079	524	25.2%
Edegel (Peru)	7,162	7,021	141	2.0%
Emgesa (Colombia)	12,305	11,041	1,263	11.4%
Cachoeira Dourada (Brazil)	3,178	2,849	329	11.6%
Endesa Fortaleza (Brazil)	2,124	2,012	112	5.5%

Total	50,039	47,857	2,182	4.6%

(1)  Includes Endesa Chile and its Chilean generation subsidiaries.

Distribution Business

Distribution revenues are mainly derived from the resale of electricity purchased from the generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets, plus the physical energy losses permitted by the applicable regulator. Other revenue derived from our distribution services consists of charges for new connections and the maintenance and rental of meters.

The following table sets forth the physical electricity sales of our subsidiaries, by country, and their corresponding variations for the nine months ended September 30, 2012 and 2011.

Distribution Business	Physical sales during
	Nine months ended September 30,
	2012	2011	Change	% Change
	(GWh)
Chilectra (Chile)	10,775	10,223	552	5.4%
Edesur (Argentina)	13,308	13,064	244	1.9%
Edelnor (Peru)	5,142	4,895	247	5.0%
Ampla (Brazil)	7,943	7,627	316	4.1%
Coelce (Brazil)	7,265	6,566	699	10.6%
Codensa (Colombia) (1)	9,882	9,568	314	3.3%

Total	54,315	51,943	2,372	4.6%

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(1)	Values for Codensa include the proportional consolidation of 49.0% of DECSA. This consolidation also affects other figures in this section such as operating income, revenues, operating costs and number of clients.

Revenues by Business Segment

The table below presents our revenues by business segment for the nine months ended September 30, 2012 and 2011:

	Nine months ended September 30,
	2012	2011	Change	% Change
	(in million of Ch$)

Generation and Transmission Business
Endesa and subsidiaries (Chile)	815,382	908,325	(92,943)	(10.2%)
Endesa Costanera (Argentina)	248,232	306,738	(58,506)	(19.1%)
El Chocón (Argentina)	40,384	34,696	5,688	16.4%
Cachoeira Dourada (Brazil)	108,192	90,531	17,661	19.5%
CGTF (Brazil)	97,422	98,999	(1,577)	(1.6%)
CIEN (Brazil)	53,115	38,860	14,255	36.7%
Emgesa (Colombia)	431,825	365,899	65,926	18.0%
Edegel (Peru)	211,135	174,349	36,786	21.1%
Less: Intercompany Transactions	(1,849)	(5,976)	4,127	(69.1%)

Total	2,003,838	2,012,421	(8,583)	(0.4%)

Distribution Business
Chilectra and subsidiaries (Chile)	744,752	778,005	(33,253)	(4.3%)
Edesur (Argentina)	241,862	205,924	35,938	17.5%
Edelnor (Peru)	288,591	238,636	49,955	20.9%
Ampla (Brazil)	802,984	829,718	(26,734)	(3.2%)
Coelce (Brazil)	607,406	641,797	(34,391)	(5.4%)
Codensa (Colombia)	665,295	595,809	69,486	11.7%

Total	3,350,890	3,289,889	61,001	1.9%

Less: Consolidation Adjustments and Other Businesses	(458,417)	(453,511)	(4,906)	1.1%

Total operating revenues	4,896,311	4,848,799	47,512	1.0%

Generation and Transmission Business: Revenues

For the nine months ended September 30, 2012, revenues in Chile decreased by 10.2% as a result of the 14.7% reduction in the average energy sale price, partly compensated by the 1.8% growth in physical sales, totaling 15,980.9 GWh as a result of higher hydroelectric generation.

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For the nine months ended September 30, 2012, in Argentina, revenues of Endesa Costanera fell by 19.1%, principally as result of a reduction in physical sales and lower average prices. Physical sales reached 6,687 GWh compared to 7,158 GWh as of September 30, 2011. Revenues of El Chocón rose by 16.4%, due mainly to higher physical sales on the spot market, partly offset by reduced average sale prices. The hydroelectric generation increased in 37.5% during the first nine months of 2012 contributing to the increase of the physical sales that amounted to 2,603 GWh, compared to 2,079 GWh during the first nine months of 2011. For both Argentine companies, the net effect of translating the local currency to Chilean pesos (“effect of currency translation”) was negative, resulting in a 5.5% decline in revenue in Chilean peso terms.

For the nine months ended September 30, 2012, in Brazil, revenues of Cachoeira Dourada rose by 19.5% as a result of the increase of 329 GWh in physical sales to 3,178 GWh due to the greater energy generation. During the same period revenues of Endesa Fortaleza declined by 1.6% mainly caused by reduced sales prices, partially compensated by an increase in physical sales of 112 GWh to reach 2,124 GWh. For the nine months ended September 30, 2012, revenues of CIEN rose by 36.7% due to the higher revenue of Ch$14.3 billion from the booking of Annual Permitted Revenue (APR) for tolls which covered the full nine month period in 2012 compared to the 2011 period where the APR was booked only since mid April. The effect of currency translation in our Brazilian companies was negative, causing a reduction of 12.3% in Chilean peso terms, compared to the same period of 2011.

For the nine months ended September 30, 2012, in Colombia revenues of Emgesa rose by Ch$65.9 billion, or 18.0%, as a consequence mainly of the 11.4% increase in physical sales related to higher hydroelectric generation, reaching 12,305 GWh, plus an increase of 6.1% in the average energy sale price expressed in Chilean pesos. The effect of currency translation from Colombian to Chilean pesos caused a 4.8% increase in revenues in Chilean peso terms, compared to the same period of 2011.

For the nine months ended September 30, 2012, revenues of Edegel, our generating company in Peru, increased by Ch$36.8 billion, or 21.1%. This was mainly due to an 18.3% increase in the average energy sale price and a 2.0% rise in physical sales, which reached 7,162 GWh. The effect of currency translation on the revenue is positive, providing an increase of 7.5% in Chilean peso terms compared to the same period of 2011.

Distribution Business: Revenues

For the nine months ended September 30, 2012, in Chile, revenues of our subsidiary Chilectra declined by Ch$33.3 billion, or 4.3%, mainly as result of a reduction in the average sale price, which was partially offset by the increase in electricity demand, reflected in a 5.4% rise in physical sales, which reached 10,775 GWh, and a decrease of Ch$1.8 billion in other operating revenue. The number of customers rose by 20,595, reaching an aggregate total of more than 1.6 million.

For the nine months ended September 30, 2012, in Argentina, the revenue of Edesur rose by 17.5%, principally due to a greater average energy sale prices, and a 1.9% increase in physical sales to reach a total of 13,308 GWh. The number of customers rose by 25,508 to an aggregate total of approximately 2.4 million. The effect of currency translation reduced revenues by 5.5% in Chilean peso terms, compared to the same period of 2011.

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For the nine months ended September 30, 2012, in Peru, revenues of Edelnor increased by 20.9% due to the rise in physical sales which rose by 5.1% to 5,142 GWh, and a higher average energy sale price. In addition, revenue from other services decreased by Ch$0.8 billion. The number of customers rose by 52,282 to approximately 1.2 million. The effect of currency translation increased revenues by 7.5% in Chilean peso terms, compared to the same period of 2011.

For the nine months ended September 30, 2012, in Brazil, revenues of our subsidiary Ampla decreased by 3.2%, mainly due to a decrease of Ch$8.6 billion in other operating revenue as a result of a decrease in construction of fixed assets (application of CFRS 12) and a lower average energy sale price in pesos, partially compensated by a 4.1% increase in physical sales to 7,943 GWh. The number of customers rose by 70,095 to approximately 2.7 million. In the same period, revenues of Coelce also declined, by 5.4%, mainly due to a reduction of Ch$13.4 billion in other revenue as a result of a decrease in construction of fixed assets (application of CFRS 12) and a lower average energy sale price in pesos, partially compensated by a 10.7% increase in physical sales to 7,265 GWh for the nine months ended September 30, 2012. The number of customers rose by 120,570 to a total of more than 3.3 million. The effect of currency translation on our revenues derived from Brazil reduced revenues by 12.3% in Chilean peso terms, compared to the same period of 2011.

For the nine months ended September 30, 2012, in Colombia, revenues of our subsidiary Codensa rose by 11.7%, mainly due to higher average energy sale prices and a 3.3% increase in physical sales to 9,862 GWh. The number of customers rose by 90,642 to an aggregate total of approximately 2.7 million. The effect of currency translation increased revenues by 4.8% in Chilean peso terms, compared to the same period of 2011.

Operating Cost

Operating costs consist primarily of electricity purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies and employee salaries. Operating costs also include administrative and selling expenses.

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The following table shows the breakdown of our operating costs, as a percentage of total operating costs, for the nine months ended September 30, 2012 and 2011. Our cost structure remained substantially the same in 2012 and 2011.

	Nine months ended September 30,
	2012	2011
	(percentage of total costs of operations)
Electricity purchases	36.4%	35.9%
Fuel purchases	16.0%	16.3%
Other variable cost	11.7%	13.0%
Depreciation, amortization and impairment losses	9.4%	8.6%
Other fixed costs	9.9%	11.5%
Transmission tolls	9.5%	8.3%
Staff benefit costs	7.1%	6.4%

	100.00%	100.00%

The table below sets forth the breakdown of operating costs by company for the nine months ended September 30, 2012 and 2011:

	Nine months ended September 30,
	2012	2011	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	687,832	662,966	24,866	3.8%
Endesa Costanera (Argentina)	266,511	296,808	(30,297)	(10.2%)
El Chocón (Argentina)	18,083	18,163	(80)	(0.4%)
Cachoeira Dourada (Brazil)	36,451	29,332	7,119	24.3%
CGTF (Brazil)	64,542	59,276	5,266	8.9%
CIEN (Brazil)	26,017	(29,771)	55,788	n.a.
Emgesa (Colombia)	174,856	191,486	(16,630)	(8.7%)
Edegel (Peru)	135,856	94,800	41,056	43.3%
Less: Intercompany Transactions	(1,849)	(2,152)	303	(14.1%)

Total	1,408,299	1,320,908	87,391	6.6%
Distribution Business
Chilectra and Subsidiaries (Chile)	639,100	680,096	(40,996)	(6.0%)
Edesur (Argentina)	277,864	226,226	51,638	22.8%
Edelnor (Peru)	235,452	183,991	51,461	28.0%
Ampla (Brazil)	684,253	701,387	(17,134)	(2.4%)
Coelce (Brazil)	495,070	510,177	(15,107)	(3.0%)
Codensa (Colombia)	481,015	469,835	11,180	2.4%

Total	2,812,754	2,771,712	41,042	1.5%
Less: Consolidation Adjustments and other Businesses	(451,752)	(443,251)	(8,501)	1.9%

Total operating costs	3,769,301	3,649,369	119,932	3.3%

Generation and Transmission Business: Operating Costs

The operating costs of Endesa Chile increased by Ch$24.9 billion, or 3.8%, in the nine months ended September 30, 2012, compared to the same period of 2011, totaling Ch$687.8 billion. This increase in costs is explained by the rise in procurement and service costs of

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Ch$14.3 billion, and, in particular, by the increase in fuel consumption by Ch$33.5 billion due to greater thermal generation and higher transportation expenses of Ch$16.3 billion, offset by a reduction in fuel purchase costs of Ch$29.3 billion. In addition, there was an increase in personnel costs of Ch$9.2 billion, a rise in other fixed costs of Ch$5.4 billion and a reduction in the charge for depreciation, amortization and impairment of Ch$3.9 billion. Production totaled 15,296 GWh, 5.6% higher than in the same period of 2011.

For the nine months ended September 30, 2012 in Argentina, the operating expenses of Endesa Costanera fell by Ch$30.3 billion or 10.2%. This was mainly due to a reduction in the costs of acquisitions and services of Ch$42.3 billion, largely explained by the lower fuel purchase cost of Ch$39.4 billion and lower transport costs of Ch$3.4 billion. Generation reached 6,573 GWh, a decrease of 7.3% compared to the prior year period. Personnel costs rose by Ch$3.5 billion due largely to union negotiations and a larger workforce, other fixed operating costs rose by Ch$2.8 billion and the charge for depreciation, amortization and impairment rose by Ch$5.8 billion. The operating expenses of our subsidiary El Chocón remained essentially unchanged. This was mainly due to the offsetting effects of the increase in fixed costs of Ch$2.1 billion and the reduction in procurement and service costs of Ch$2.1 billion, particularly the reduction in energy purchases of Ch$1.7 billion as a result of the increased generation of 2,341 GWh, which was 37.5% higher than for the nine months ended September 30, 2011. The effect of currency translation caused a 5.5% decrease in operating expenses in Chilean peso terms, compared to the same period of 2011.

In Brazil, the operating costs of Cachoeira Dourada increased by 24.3%, or Ch$7.1 billion, to Ch$36.5 billion, mainly explained by an increase in the costs of procurement and services for Ch$7.8 billion and particularly by higher energy purchase costs of Ch$7.2 billion in order to meet higher sales to non-regulated customers. Generation in the period reached 2,755.4 GWh, a 35% increase compared to the same period in 2011. The operating costs of Endesa Fortaleza rose by Ch$5.3 billion due to the increase in the costs of procurement and services of Ch$5.2 billion as well as the increase in the costs of energy purchases of Ch$16.4 billion, reflecting higher average prices, partially offset by reduced fuel purchases of Ch$1.8 billion and other variable costs of Ch$9.3 billion. Generation reached 789 GWh, a 127% increase over the same period of the previous year. The operating costs of CIEN increased by Ch$55.8 billion, explained by the fact that costs in 2011 included reversals of a provision for impairment of doubtful accounts for Ch$20.9 billion and another provision for sales taxes of Ch$27.8 billion, which did not recur in the 2012 period. The effect of currency translation caused a 12.3% decrease in operating costs in Chilean peso terms, compared to the same period of 2011.

The operating costs of Emgesa decreased by Ch$16.6 billion, or 8.7%, mainly due to reduced fixed costs of Ch$39.3 billion, principally as a result of the non-recurring effect of the Colombian government’s equity tax reform which impacted fixed costs of the operating results of the previous year by Ch$43.1 billion. This was partially offset by increases in the energy cost purchases of Ch$7.1 billion, higher fuel costs of Ch$5.9 billion, higher transport costs and other variable expenses of Ch$3.1 billion and Ch$3.6 billion respectively, and a higher charge for depreciation, amortization and impairment of Ch$2.8 billion. Generation amounted to 10,248.5 GWh in the current period, which represents an increase of 19% over the same period of 2011, principally in hydroelectric generation. The effect of currency translation caused a 4.8% increase in operating costs in Chilean peso terms, compared to the same period of 2011.

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The operating costs of Edegel increased by Ch$41.1 billion, or 43.3%. This is basically due to higher personnel costs of Ch$14.1 billion, explained by the non-recurring reversal of a provision, for personnel expenses of Ch$13.5 billion booked in 2011. There were also higher energy purchase costs of Ch$9.4 billion due to larger physical purchases on the spot market, and a higher fuel consumption cost of Ch$8.2 billion due partly to a higher generation with diesel as a result of maintenance of units that also operate with gas, larger transport costs of Ch$3.3 billion and a higher charge for depreciation, amortization and impairment of Ch$2.9 billion. Energy generation declined by 3.0% to 6,571.5 GWh. The effect of currency translation caused a 7.5% increase in operating costs in Chilean peso terms, compared to the same period of 2011.

Distribution Business: Operating Costs

For the nine months ended September 30, 2012, the operating costs of Chilectra declined Ch$41.0 billion, or 6.0%, mainly due to a decrease in energy purchase costs of Ch$46.6 billion, as a result of lower average purchase prices, and a reduction in personnel expenses of Ch$1.8 billion, mainly due to lower variable remuneration of Ch$1.2 billion and lower social benefits of Ch$0.8 billion. This was partially offset by an increase in transport costs of Ch$4.9 billion and in other variable costs of Ch$1.7 billion. Physical energy losses remained at 5.4%.

For the nine months ended September 30, 2012, the operating costs of Edesur increased Ch$51.6 billion, or 22.8%. This increase is principally the result of a Ch$29.5 billion increase in the increase in procurement and services costs due to higher average energy purchase price. In addition, fixed operating costs increased by Ch$21.4 billion due to an increase in wage costs caused by inflation without corresponding tariff increases, the entry into agreements with union employees and an increase in other fixed costs of contracted procurement and services which have experienced an overall price increase due to inflation. Increases in tariffs have not occurred due to delays by the Argentine Government in complying with certain obligations contained in Edesur’s agreement with the Argentine Government. This non-compliance primarily consists of failure to observe the cost monitoring mechanism set forth in the agreement, which requires recognition of tariff adjustments every six months and the performance of an overall tariff revision. Physical energy losses increased by 0.1 percentage points to 10.7% for the nine months ended September 30, 2012. The effect of currency translation caused a 12.3% decrease in operating costs in Chilean peso terms, compared to the same period of 2011.

For the nine months ended September 30, 2012, the operating costs of Edelnor increased Ch$51.5 billion, or 28.0%, mainly due to a Ch$42.5 billion increase in procurement and services costs, particularly a Ch$35.4 billion increase in energy purchase costs and a Ch$7.2 billion increase in other variable costs. In addition, fixed costs increased by Ch$6.6 billion as a result of the non-recurring one time reversal of a Ch$5.0 billion personnel expense provision booked in 2011. Physical energy losses decreased by 0.1 percentage points to 8.1% for the nine months ended September 30, 2012. The effect of currency translation caused a 7.5% increase in operating costs in Chilean peso terms, compared to the same period of 2011.

In Brazil, the operating costs of Ampla decreased Ch$17.1 billion, or 2.4%, in for the nine months ended September 30, 2012. This decrease was primarily due to a decrease of Ch$15.8 billion in procurement and services costs, a Ch$19.2 billion decrease in energy purchase costs, and a Ch$25.9 billion decrease in other variable costs due to a decrease in construction of

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fixed assets, partially offset by higher transport costs of Ch$29.3 billion. In addition, there was a Ch$10.8 billion decrease in fixed costs and a Ch$9.5 billion increase in the charge for depreciation, amortization and impairment. Physical energy losses fell by 0.4 percentage points to 19.4% for the nine months ended September 30, 2012. The operating expenses of Coelce decreased by Ch$15.1 billion, or 3.0%, for the nine months ended September 30, 2012. This decrease was primarily the result of a Ch$14.2 billion decrease in procurement and services costs and a Ch$25.5 billion decrease in other variable costs due to a decrease in construction of fixed assets (CFRS 12), which was partially offset by an increase in energy purchase costs of Ch$11.3 billion. The charge for depreciation, amortization and impairment decreased by Ch$4.8 billion and fixed costs increased by Ch$3.9 billion. Physical energy losses increased by 0.4 percentage points to 12.4% for the nine months ended September 30, 2012. For both Ampla and Coelce, the effect of currency translation caused a 12.3% decrease in operating costs in Chilean peso terms, compared to the same period of 2011.

For the nine months ended September 30, 2012, the operating expenses of Codensa increased Ch$11.2 billion, or 2.4%, mainly due to a Ch$32.9 billion increase in procurement and services costs, a Ch$27.0 billion increase in energy purchase costs, a Ch$2.5 billion increase in energy transport costs and a Ch$3.4 billion increase in other variable costs. This was partially offset by a Ch$25.9 billion decrease in fixed costs related to the non-recurring effect of the Colombian government’s equity tax reform promulgated in 2011, which caused a Ch$28.3 billion negative impact on operating results for the nine months ended September 30, 2011, but did not affect Codensa’s results for the nine months ended September 30, 2012. Physical energy losses fell by 0.5 percentage points to 7.7% for the nine months ended September 30, 2012. The effect of currency translation caused a 4.8% increase in operating costs in Chilean peso terms, compared to the same period of 2011.

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Operating Income

The following table shows the operating income by company, for the nine months ended September 30, 2012 and 2011.

	Nine months ended September 30,
	2012	2011	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	127,550	245,359	(117,809)	(48.0%)
Endesa Costanera (Argentina)	(18,279)	9,930	(28,209)	(284.1%)
El Chocón (Argentina)	22,301	16,533	5,768	34.9%
Cachoeira Dourada (Brazil)	71,741	61,199	10,542	17.2%
CGTF (Brazil)	32,880	39,723	(6,843)	(17.2%)
CIEN (Brazil)	27,098	68,631	(41,533)	(60.5%)
Emgesa (Colombia)	256,969	174,413	82,556	47.3%
Edegel (Peru)	75,279	79,549	(4,270)	(5.4%)
Less: Intercompany Transactions	0	(3,824)	3,824	n.a.

Total	595,539	691,513	(95,974)	(13.9%)

Distribution Business
Chilectra and subsidiaries (Chile)	105,652	97,909	7,743	7.9%
Edesur (Argentina)	(36,002)	(20,302)	(15,700)	77.3%
Edelnor (Peru)	53,139	54,645	(1,506)	(2.8)%
Ampla (Brazil)	118,731	128,331	(9,600)	(7.5)%
Coelce (Brazil)	112,336	131,620	(19,284)	(14.7)%
Codensa (Colombia)	184,280	125,974	58,306	46.3%

Total	538,136	518,177	19,959	3.9%

Less: Consolidation Adjustments and other Businesses	(6,665)	(10,260)	3,595	(35.0)%

Total operating income	1,127,010	1,199,430	(72,420)	(6.0)%

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Non-Operating Results

The following table shows the non-operating results for the nine months ended September 30, 2012 and 2011.

	Nine months ended September 30,
	2012	2011	Change	% Change
	(in million of Ch$)

Financial result
Financial income	122,016	134,089	(12,073)	(9.0)%
Financial expenses	(338,726)	(320,468)	(18,258)	(5.7)%
Gain (loss) for indexed assets and liabilities	(6,876)	(17,038)	10,162	59.6%
Net foreign currency exchange differences	(14,017)	9,277	(23,294)	n.a.

Total	(237,603)	(194,140)	(43,463)	(22.4)%

Other gain (loss) non-operating
Total gain (loss) on sale of non-current assets not held for sale	3,453	(7,172)	10,625	n.a.
Other non-operating income	8,500	6,223	2,277	36.6%

Total	11,953	(949)	12,902	n.a.

Non-operating result	(225,650)	(195,089)	(30,561)	(15.7)%

Financial Result

The total financial result for the nine months ended September 30, 2012 was a loss of Ch$237.6 billion, which represents 22.4% increase in losses, or Ch$43.5 billion, when compared to the same period of 2011. This is mainly due to higher financial expenses of Ch$18.3 billion attributable to (1) a Ch$8.8 billion increase in Edesur’s financial expenses because of a larger financial debt and a higher indexation adjustment of fines, (2) a Ch$7.6 billion increase in Edegel’s financial expenses due to the indexation of the contingency with SUNAT, and (3) a Ch$2.8 billion increase in Endesa Costanera’s financial expenses due to the higher average cost of the debt. In addition, there was a higher charge for exchange differences of Ch$23.3 billion, mainly due to losses arising from exchange rate fluctuations on cash and cash equivalents of Ch$10.4 billion, losses in debtors and other accounts receivable in U.S. dollars of Ch$15.3 billion, partially offset by gains on trade and other accounts payable of Ch$8.3 billion. Finally, the decrease in financial income by Ch$12.1 billion as a result of reduced income on cash deposits of Ch$6.7 billion, and reduced income on pension plan assets in Brazil of Ch$3.3 billion also contributed to the decrease in overall financial result.

The increased losses described above were partially offset by lower indexation expenses of Ch$10.2 billion due to the effect of the variation in the value of the Unidad de Fomento (UF) on debt denominated in UF of some of our Chilean subsidiaries. During the 2012 period, the UF increased in value by 1.3%, compared to an increase of 2.6% in the same period of 2011.

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Result of Asset Sales

The result from asset sales increased Ch$10.6 billion, mainly due to the effects of the loss on the sale of our electrical parts procurement business, Compañía Americana de Multiservicios Ltda., and Synapsis Soluciones y Servicios IT Ltda. of Ch$9.9 billion in the 2011 period.

The total non-operating result therefore showed an increase of Ch$30.6 billion over the same period of the previous year.

Net Income

The following table shows our net income for the periods indicated.

	Nine months ended September 30,
	2012	2011	Change	% Change
	(in million of Ch$)

Operating result	1,127,010	1,199,430	(72,420)	(6.0)%
Non-operating results	(225,650)	(195,089)	(30,561)	15.7%

Net Income Before Tax	901,360	1,004,341	(102,981)	(10.3)%

Current tax (expense) benefit	(266,951)	(316,550)	49,599	(15.7)%

Net Income from Continuing Operations After Tax	634,409	687,791	53,382	7.8%
Net income from discontinued operations	-	-	-	-

Net Income	634,409	687,791	53,382	7.8%

Net income attributable to: Shareholders of Enersis	264,557	319,025	(54,468)	(17.1)%

Net income attributable to: Non-controlling interest	369,852	368,766	1,086	0.3%

Corporate income tax expense decreased from Ch$316.6 billion for the nine months ended September 30, 2011 to Ch$267.0 billion for the nine months ended September 30, 2012, a decrease of Ch$49.6 billion, or 15.7%. This is mainly due to (1) a Ch$82.6 billion decrease in taxes of Endesa Chile, (2) a Ch$28.3 billion decrease in taxes of Enersis, (3) a Ch$15.0 billion decrease in taxes of CIEN, (4) a Ch$3.7 billion decrease in taxes of Ampla, and (5) a Ch$2.9 billion decrease in taxes of Endesa Brasil. These decreases were partially offset by (1) a Ch$42.7 billion increase in taxes of Pehuenche, (2) a Ch$19.8 billion increase in taxes of in Emgesa, (3) a Ch$9.2 billion increase in taxes of Codensa, (4) a Ch$5.9 billion increase in taxes of Edesur, and (5) a Ch$2.4 billion increase in taxes of Gas Atacama.

B.	Liquidity and Capital Resources.

We are a company with no significant assets other than the stock of our subsidiaries. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

Enersis receives cash inflows from its subsidiaries, as well as from related companies in Chile and abroad. Foreign subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds, through dividends or capital reductions.

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However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.

Set forth below, is the consolidated cash flow from an accounting perspective:

	As of September 30,
	2012	2011
	(in Ch$ billion)

Net Cash Flows from (used in) operating activities	1,007	1,073
Net Cash Flows from (used in) investing activities	(493)	(441)
Net Cash Flows from (used in) financing activities	(879)	(723)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(365)	(91)
Effects of exchange rate changes on cash and cash equivalents	(437)	(24)
Cash and cash equivalents at beginning of period	1,220	961
Cash and cash equivalents at end of period	783	938

For the nine months ended September 30, 2012, cash provided by operating activities was Ch$1,007 billion, a decrease of 6.1% when compared to the same period of the previous year. This flow is mainly composed of cash receipts from collections from the sale of goods and services of Ch$5,783 billion and other operating flows of Ch$325 billion, partially offset by payments to suppliers for goods and services of Ch$3,195 billion, payments to and on behalf of employees of Ch$310 billion and other operating activity payments of Ch$1,596 billion.

For the nine month ended September 30, 2011, cash provided by operating activities was Ch$1,073 billion, a decrease of 5.6% when compared to the same period of 2010. This flow was mainly composed of cash receipts from collections from the sale of goods and services of Ch$5,750 billion and other operating flows of Ch$304 billion, partially offset by payments to suppliers for goods and services of Ch$3,097 billion, payments to and on behalf of employees of Ch$278 billion and other operating activity payments of Ch$1,606 billion.

For the nine months ended September 30, 2012, cash used by investing activities was Ch$493 billion, an increase of Ch$52 billion, or 11.9%, compared to the same period of 2011. These disbursements relate mainly to the purchase of properties, plant and equipment of Ch$374 billion, the incorporation of intangible assets (IFRIC 12 in Brazil) of Ch$142 billion, and other investment disbursements of Ch$27 billion, partially offset by interest received of Ch$43 billion and other investment amounts of Ch$7 billion.

For the nine months ended September 30, 2011, cash used by investing activities was Ch$441 billion, an increase of Ch$21 billion, or 4.9%, compared to the same period of 2010. These disbursement related mainly to the purchase of properties, plant and equipment of Ch$354 billion, the incorporation of intangible assets (IFRIC 12 in Brazil) of Ch$133 billion, and other investment disbursements of Ch$4 billion, partially offset by interest received of Ch$15 billion, cash flows from losing control of subsidiaries or other business of Ch$13 billion and other investment amounts of Ch$22 billion.

For the nine months ended September 30, 2012, cash used by financing activities was Ch$879 billion. The main drivers are described below.

The aggregate cash inflows were mainly explained by:

•	Endesa Chile and its subsidiaries on a consolidated basis obtained loans for Ch$94 billion and Endesa Brasil obtained loans for Ch$128 billion.

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•	Emgesa refinanced Ch$84 billion of indebtedness with a syndicated loan.

•	Edelnor issued local bonds for Ch$26 billion.

•	Ampla issued local bonds for Ch$103 billion.

•	Endesa Costanera refinanced Ch$49 billion of loans.

The aggregate cash outflows were mainly explained by:

•	Ch$438 billion in dividend payments (including, among others, Ch$186 billion from Enersis and Ch$222 billion from Endesa Chile on an individual basis).

•	Ch$204 billion of interest expense (including Ch$102 billion in Endesa Chile and its subsidiaries on a consolidated basis and Ch$43 billion in Endesa Brasil).

•	Endesa Brasil consolidated Ch$190 billion of payments on loans (including Ch$106 billion in Ampla, Ch$53 billion in Coelce and Ch$28 billion in CIEN).

•	Endesa Chile consolidated Ch$239 billion of payments on loans and other financial instruments.

For the nine months ended September 30, 2011, cash used in financing activities was Ch$723 billion. The main drivers are described below.

The aggregate cash inflows were mainly explained by:

•	Endesa Chile and its subsidiaries on a consolidated basis obtained loans for Ch$217 billion.

•	Endesa Brasil consolidated Ch$158 billion in loans and issued bonds for Ch$87 billion from Ampla.

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The aggregated cash outflows were mainly explained by:

•	Ch$566 billion in dividend payments (including, among others, Ch$243 billion from Enersis and Ch$106 billion from Endesa Chile on an independent basis).

•	Ch$186 billion in payment of interest expense (including Ch$85 billion in Endesa Chile and its subsidiaries on a consolidated basis and Ch$19 billion in Codensa).

We coordinate the overall financing strategy of our majority-owned subsidiaries. Our operating subsidiaries independently develop their capital expenditure plans. Generally, our policy is to have the operating subsidiaries independently finance their capital expansion programs through internally generated funds or direct financings.

We have accessed the international equity capital markets with SEC-registered ADS issuances in October 1993, February 1996 and September 2000 for Enersis, and in 1994 for Endesa Chile. We have also issued bonds in the United States (“Yankee Bonds”) for each of Enersis and Endesa Chile. Since 1996, Enersis, Endesa Chile and its subsidiary Pehuenche have issued a total of US$3,520 million in Yankee Bonds.

The following table lists the Yankee Bonds issued by Enersis and Endesa Chile outstanding as of September 30, 2012. The weighted average annual interest rate for such bonds is 7.9%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(as a percentage)	(in US$million)

Enersis	10 years	January 2014	7.375%	350	350
Enersis (1)	10 years	December 2016	7.400%	350	250
Enersis (2)	30 years	December 2026, Put 2003	6.600%	150	1

Subtotal			7.384%	850	601

Endesa Chile	10 years	August 2013	8.350%	400	400
Endesa Chile	12 years	August 2015	8.625%	200	200
Endesa Chile (1)	30 years	February 2027	7.875%	230	206
Endesa Chile (3)	40 years	February 2037, Put 2009	7.325%	220	71
Endesa Chile (1)	100 years	February 2097	8.125%	200	40

Subtotal			8.214%	1,250	917

Total			7.886%	2,100	1,518

(1)	Enersis and Endesa Chile repurchased bonds in 2001.

(2)	Holders of the Enersis 6.6% Yankee Bonds due 2026 exercised a put option on December 1, 2003 for an aggregate principal amount of US$149 million, leaving US$1 million outstanding.

(3)	Holders of the Endesa Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for an aggregate principal amount of US$149.2 million. The remaining US$70.8 million principal amount of the Yankee Bonds mature in February 2037.

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The following table lists Emgesa’s bond issued in the United States. The bond is denominated in Colombian pesos. The annual interest rate for such bond is 8.75%.

	Term	Maturity	Coupon	Aggregate Principal Amount
Issuer			(inflation- adjusted rate)	Issued	Outstanding
			(as a percentage)	(Colombian	(Colombian	(in US$million) (1)
				pesos billion)	pesos billion)

Emgesa	10 years	January 2021	8.75%	737	737	409

(1)     Calculated based on the observed exchange rate as of September 30, 2012, which was CPs$1,800.52 per US$1.00

Enersis and Endesa Chile, as well as our subsidiaries in the five countries in which we operate, have access to their domestic capital markets, where we have issued debt instruments including commercial paper and medium and long term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Enersis and Endesa Chile, outstanding as of September 30, 2012.

	Term	Maturity	Coupon (inflation- adjusted rate)	Aggregate Principal Amount
Issuer				Issued	Outstanding
			(as a percentage)	(UF million)	(UF million)	(in US$million)

Enersis Series B2	21 years	June 2022	5.75%	2.5	1.4	67
Endesa Chile Series H	25 years	October 2028	6.20%	4.0	3.6	165
Endesa Chile Series M	21 years	December 2029	4.75%	10.0	10.0	477

Total			5.18%	16.5	15	709

(1)      Endesa Series F was pre-paid on February 1, 2012

(2)      Endesa Series K was pre-paid on April 16, 2012

For a full description of the local bonds issued by Enersis and Endesa Chile, see “ — Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 18 to the Interim Financial Statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of September 30, 2012. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

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Issuer	Maturity	Coupon (1)	Aggregate Principal Amount Outstanding
		(as a percentage)	(in US$million)

Ampla	June 2019	11.19%	486
Codensa	December 2018	8.91%	615
Coelce	October 2018	11.62%	264
Edegel	January 2028	6.48%	179
Edelnor	May 2032	7.01%	297
Emgesa	February 2024	8.57%	603

Total			2,444

(1)  Many of the coupon rates are variable rates based on local indexes, such as inflation. The table reflects the coupon rate taking into account each local index as of September 30, 2012.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through both bilateral and syndicated senior unsecured loans. As of September 30, 2012, the amounts outstanding or available for these bank loans are listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(US$million)	(US$million)

Enersis	Syndicated revolving loan	December 2012	100	0
Endesa Chile	Syndicated revolving loan	June 2014	200	0
Endesa Chile	Syndicated term loan	June 2014	200	200

Total			500	200

The Enersis revolving credit facility due December 2012 and the Endesa Chile revolving credit facility due June 2014 do not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing the companies full flexibility to draw on up to US$300 million in the aggregate from such committed revolving facilities under any circumstances, including situations involving a MAE.

Enersis and Endesa Chile also borrow from banks in Chile under fully committed facilities in which a potential MAE would not be an impediment to this source of liquidity. In December 2009, both companies entered into 3-year bilateral revolving loans for an aggregate of UF 4.8 million (equivalent to US$229 million as of September 30, 2012) as detailed below.

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Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(UF million)	(UF million)

Enersis	Bilateral revolving loans	December 2012	2.4	0
Endesa Chile	Bilateral revolving loans	December 2012	2.4	0

Total			4.8	0

Our subsidiaries also have access to fully committed credit lines in the local markets, as detailed above.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(US$million)	(US$million)

Ampla	Bilateral revolving loans	December 2012	111	0
Coelce	Bilateral revolving loans	February 2012	49	0
Emgesa	Bilateral revolving loans	January 2015	200	0
Others	Bilateral revolving loans	Various	11	0

Total			371	0

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately US$600 million in the aggregate as of September 30, 2012.

Enersis and Endesa Chile also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately US$395 million in the aggregate, of which we do not have any amount outstanding. Unlike the committed lines described above not subject to MAE conditions precedent prior to disbursements, this source of funding in the Chilean market is not guaranteed under all circumstances. Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of US$1,480 million, of which US$1,475 million are undrawn.

Both Enersis and Endesa Chile can also tap the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of US$200 million for each borrower. In addition, Enersis has a local bond program registered with the SVS for UF 12.5 million (equivalent to US$596 million as of September 30, 2012) that has not been drawn upon yet.

Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, Enersis and Endesa Chile’s outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another.

As of September 30, 2012, the most restrictive financial covenant affecting Enersis was the Indebtedness to EBITDA Ratio covenant, corresponding to the revolving loan facility that matured in December 2012 and its maximum additional debt that could have incurred without a breach of the covenant was US$7.9 billion. As of the date of this Report on Form 6-K, among Enersis’ outstanding indebtedness the most restrictive financial covenant is the Debt Ratio

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covenant, corresponding to the UF-denominated Chilean bonds Series B that matures in June 2022 and the maximum additional debt as of September 30, 2012 that could have been incurred without a breach of the covenant was US$19.0 billion.

In the case of Endesa Chile, as of September 30, 2012 the most restrictive covenant was the Adjusted Consolidated Leverage Ratio, corresponding to the revolving credit facility that mature in June 2014. Under such covenants, the maximum additional debt that could be incurred without a breach of the covenant is US$5.8 billion. As of the date of this Report on Form 6-K, we are in compliance with the financial covenants contained in our debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of Enersis’ and Endesa Chile’s financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as all of Enersis’ and Endesa Chile’s Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provision for the Endesa Chile revolving credit facilities due July 2014, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary. Under such credit facilities, only matured defaults exceeding US$50 million qualify for a potential cross default when the principal exceeds US$50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so. None of the Enersis local facilities due in December 2012, or the Endesa Chile local facilities due in December 2012, has cross default provisions to debt other than the respective borrower’s own indebtedness. These facilities were due in December 2012 and to date have not been renewed.

In the case of the Enersis revolving loan facility maturing in December 2012, governed by the laws of the State of New York, the cross default provision refers to “Relevant Subsidiaries,” a contractually defined term that makes reference only to Endesa Chile and Chilectra, and the latter does not have any debt with third parties. Therefore, the risk of a cross default under these bank loans is very limited, since there is no reference to subsidiaries in countries other than Chile. Furthermore, as of September 30, 2012, there were no amounts outstanding under this facility. This facility was due in December 2012 and to date has not been renewed.

After amendments in July 2009, following a successful consent solicitation, cross default provisions of Enersis and Endesa Chile Yankee Bonds may be triggered only by the debt of the respective borrower or its Chilean subsidiaries. A matured default of either Enersis, Endesa Chile or one of their respective Chilean subsidiaries could result in a cross default to Enersis’ and Endesa Chile’s Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$30 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee Bondholders would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. Following the 2009 Yankee Bond

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amendments which ring-fenced Chile, a payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material.

The cross acceleration and bankruptcy/insolvency clauses of one of our two Endesa Chile UF-denominated Chilean bonds were amended in February 2010 after bondholders’ approvals in January 2010. After the amendments, all series of Endesa Chile’s Chilean bonds ring-fenced Endesa Chile, and none of its subsidiaries, either in Chile or outside Chile, can trigger a cross default to Endesa Chile.

Our Argentine subsidiary, Endesa Costanera, did not make an installment payment due on March 30, 2012 of US$17.6 million (which includes US$4.3 million in interest expense) and another installment payment due on September 30, 2012 of US$17.0 million (which includes US$4.5 million in interest expense) under the terms of a supplier credit agreement with Mitsubishi Corporation (“MC”) originally entered into in 1996. In addition, it is highly likely that Endesa Costanera will not be able to pay the installment payment which matures on March 31, 2013 of US$15.4 million (which includes US$4.2 million in interest expense). The aggregate amount accrued under the supplier credit agreement as of September 30, 2012, including capitalized interest, was US$141 million. Endesa Costanera has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis of 2002, but has in the past received waivers from MC expressing its willingness to renegotiate payments. The relevant terms of the supplier credit provide for a 180-day grace period for each payment, and the first period expired on September 26, 2012. As of the date of this Report on Form 6-K, Endesa Costanera has not received waivers for the payments past due. To declare the indebtedness due and payable, MC must formally notify Endesa Costanera with ten days notice. If MC chooses to do so, the amount payable would be US$141 million. As of the date of this Report on Form 6-K, we have not received any notice and negotiations are being carried out in order to restructure the indebtedness. Defaults and cross defaults at the Endesa Costanera level do not trigger cross default provisions under indebtedness of Enersis or any of our subsidiaries.

With the exception of our Argentine subsidiaries, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs. Access to the capital markets on the part of our Argentine subsidiaries has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector), the poor capital markets environment due to the shortage of off-shore financing, the nationalization of the pension fund system and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory framework.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. We have been advised by legal counsel in the various geographical locations where our subsidiaries and affiliates operate that there currently are no additional legal restrictions on the payment to Enersis of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated. Certain credit facilities and investment agreements of our subsidiaries restrict the

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payment of dividends or distributions in certain special circumstances. For instance, one of Endesa Chile’s UF-denominated Chilean bonds restricts the amount of intercompany loans that Endesa Chile and its consolidated subsidiaries are allowed to lend to Enersis. The threshold for the restriction of intercompany loans is now set at the equivalent of US$100 million.

Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report on Form 6-K. We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected our foreign subsidiaries’ liquidity as of September 30, 2012 included:

•	Endesa Costanera: refinancing of 2012 indebtedness for approximately US$104 million.

•	El Chocón: refinancing of 2012 indebtedness for approximately US$3 million.

•	Edesur: refinancing of 2012 indebtedness for approximately US$24 million.

•	Ampla: local bond issuance for a total of US$218 million up to seven years, used to refinance short-term maturities.

•	Emgesa: refinancing US$173 million of a syndicated loan up to ten years.

•	Edelnor: bond issuances for a total amount of US$53 million to refinance short-term maturities, allowing the company to increase its debt’s average life.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2011 included:

•

Endesa Costanera: refinancing of 2011 indebtedness for approximately US$80 million, including the US$35 million refinancing of amounts due to Mitsubishi Corporation and of US$10 million due to Credit Suisse.

•

El Chocón: refinancing of a syndicated loan for US$40 million for four years; and obtaining a syndicated loan for US$25 million for 3.5 years, which enabled the company to increase the debt’s average life.

•

Edesur: refinancing of bank loans for a total of US$10 million for 2.5 years, which increased the debt’s average life; signed credit lines for US$6 million used to maintain an appropriate level of liquidity; and received a total of US$40 million of bank loans.

•	Coelce: receiving loans for a total of US$34 million for development related projects.

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•

Ampla: local bond issuance for US$195 million of five and seven year maturities, which allow the company to increase the debt’s average life; receiving loans for a total of US$102 million for development related projects; and signing three committed credit lines for a total of US$49 million for working capital purposes.

•	Emgesa: international bond issuance for a total of US$379 million for ten years, used to finance part of the El Quimbo project.

•	Edegel: bank loan for US$31 million for seven years to refinance in advance 2012’s maturities.

C.         Trend Information.

Our subsidiaries are engaged in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Therefore, our businesses are subject to a wide range of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a result of our operating income from our generation and distribution businesses and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects and tax expense.

In our generation business, our operating income for the first nine months of 2012 decreased by 13.9% as compared to the same period in 2011. This percent change in the generation segment operating income in the first nine months of 2012 varies in each of the five countries where we operate and is due to numerous factors, including hydrological conditions, the price of fuel used to generate thermal electricity and the prevailing spot market and regulated prices for electricity. We expect to continue evidencing a reasonably good operating performance over the coming years, given the favorable macroeconomic perspective for all of the countries in which we operate except for Argentina. Despite current uncertainties concerning the global economy, there are good expectations for this region’s growth for the next five years, including an expected 4.6% growth in gross domestic product, on average, based on World Economic Outlook (October 2012) of the International Monetary Fund (IMF) and a stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always fallen behind demand growth. We anticipate that this tendency will continue in the foreseeable future. Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and scarcity of places where to locate plants, these new projects involve higher development costs than in the past. We expect that average electricity prices will adjust to recognize these increased costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus benefit from greater profitability in scenarios of increasing prices to end users. Furthermore, an important part of the new installed capacity under development in the five countries in which we operate corresponds to thermal power plants, with coal and natural gas as their principal fuels, and only a few hydroelectric projects are being developed. Thus, we expect this situation will also impact long term spot prices positively. Long term contracts awarded to Enersis’ subsidiaries in different bids have already incorporated these expected price levels. Currently, 22% of our expected annual generation is sold under contracts of at least ten years, and 33% under contracts of at least five years.

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However, spot prices are subject to great volatility, affecting our forecasted income. In order to address this risk in the generation business, we have implemented commercial policies in order to control relevant variables and provide stability to the profit margins. Our commercial policy seeks to establish a global framework to conduct energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives. Therefore, our company defines contractual volumes that minimize the risk of supply in adverse hydrological conditions and includes, where necessary with some unregulated clients, risk mitigation clauses.

In order to mitigate the risk of increasing fuel costs, certain of Enersis’ subsidiaries have entered into supply contracts to cover part of the fuel needed to operate their thermal generation units, which operate with coal, natural gas, diesel and fuel oil. In Chile, through an equity interest in GNL Quintero, we are the only electricity company that participates in the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market), enhancing our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This becomes particularly relevant given the increasing trend to penalize other technologies that are intensive in fuels, such as coal and diesel, which have a stronger environmental impact. Endesa Chile, through a subsidiary, entered into the Flexible Liquefied Natural Gas Sale and Purchase Agreement with a subsidiary of British Gas (“BG”) on May 31, 2007 (2.2 million m3 per day until 2030), pursuant to which Endesa Chile changed its supply arrangements effective January 1, 2013 which results in a significant reduction in price because the reference price changed from the Brent index to the Henry Hub index. BG has proposed a material increase in the price post-January 1, 2013, but the contract does not provide for contractual renegotiation under these circumstances. To force a negotiation BG notified Endesa Chile that some shipments (up to 50% of the contract quantity) in 2013 would not be delivered. If BG fails to deliver LNG, Endesa Chile must commence arbitration proceedings under the contract to try to recover the additional costs incurred in replacing the undelivered LNG shipments by BG. For Endesa Chile, the estimated cost of non-delivery of a LNG shipment from BG is US$46 million at spot price. Most of Endesa Chile´s LNG consumption is covered by the BG contract.

With respect to our distribution business segment, our operating income in the first nine months of 2012 increased by 3.9% as compared to the same period of 2011. This increase is a combination of numerous factors in each of the five countries where we operate. These include, among others, operational efficiency and the increase in electricity sales due to growth in population and gross domestic product in the countries and lower cost for exceptional tax payments that affected operating income in 2011. These increases were partially offset by higher operational cost and effects of conversion to Chilean pesos. Technological advances, such as smart metering, have enabled us to limit the increase in electricity losses in a challenging economic environment. We expect that the South American countries in which we operate will continue to experience high growth rates, positively impacting our distribution business performance. In particular, we expect the growth rates in the electricity sector to continue, mainly due to the gap in the per capita electricity consumption that these countries have with respect to more developed countries. We estimate that electricity demand will grow approximately 4% annually, on average, over the next ten years.

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In connection with the distribution segment tariffs, and taking into account the future periodic review process in each country in which we operate, we expect that the regulators will continue to recognize investments, encourage efficiency and establish prices that will allow for an appropriate return on our investment. We also anticipate that our distribution companies will probably increase their profitability during the period between periodic tariff setting processes, according to price cap tariff model, for growth and economies of scale. After tariffs have been set, the companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting. For a better understanding of the cycles in the process, please refer to the figure below, where we conceptually describe the effect of the application of the price cap model used by regulators in most of the countries where we operate.

Although the price at which a distribution company purchases the electricity has a substantial impact on the price at which it is sold to end users, it does not have an impact on our profitability. The cost of electricity purchased is passed through to end users. However, distribution companies usually enter into long-term contracts in order to decrease exposure to electricity price volatility. This is a common practice in most of the countries in which we operate.

Though our operations in the five countries allow us to somewhat offset and counterbalance variations with respect to these main factors that affect our operating results, in light of the variability of these factors over time and across the countries in which we operate, we cannot claim that we are fully hedged in our portfolio of assets in these countries. Furthermore, we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our businesses. Any significant change with respect to hydrological conditions, fuel price or the electricity price, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic and population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income in the distribution

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business. Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. For further information regarding our results for the first nine months of 2012 compared with those recorded in the same period of 2011, please see “— A. Operating Results — 2. Results of Operations for the Nine Months ended September 30, 2012 and 2011”. Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, could have a negative impact on our capital expenditure plan as described above in “— B. Liquidity and Capital Resources”. We have a large leverage capacity prior to a potential breach of a debt covenant. As of September 30, 2012, Enersis is able to incur up to US$7.9 billion in incremental debt, while Endesa Chile has an additional debt capacity of US$5.8 billion, in each case, beyond current levels of consolidated indebtedness. We believe that Enersis will continue to have similar levels of further leverage capacity in the foreseeable future.

In connection with funding sources, as of September 30, 2012, we had approximately US$530 million in committed revolving facilities which have not yet been drawn, and additional uncommitted Chilean lines of credit for another US$395 million in the aggregate. In addition, both Enersis and Endesa Chile have publicly registered certain commercial paper programs for up to $400 million in the aggregate and local bond programs for up to US$596 million with the SVS. These funding sources can be increased in case of need.

Finally, as explained above, we expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

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